

19006043

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D REPORT
A-5

SEC FILE NUMBER
8- 29452

SEC Mail Processing
FEB 28 2019
Washington, DC

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/18__ AND ENDING __12/31/18__
                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Abraham & Co. Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3724 47th Street Ct NW
_____
                        (No. and Street)

Gig Harbor   WA   98335
_____   _____   _____
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kye Abraham   (253) 851-7486
                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Haynie & Company
_____
      (Name – if individual, state last, first, middle name)

50 West Broadway, Ste 600	Salt Lake City	UT	84101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

I, ___Kye Abraham_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Abraham & Co., Inc._____ , as of ___December 31_____ , 20 _18_____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

_____
Signature

President
_____
Title

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ABRAHAM & CO., INC.

FINANCIAL STATEMENTS

December 31, 2018

CONTENTS



Haynie &
Company

Certified Public Accountants (a professional corporation)
1221 West Mineral Ave, Ste. 202 Littleton, Colorado 80120-4544 (303) 734-4800 Fax (303) 795-3356

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of the Firm
Abraham & Co., Inc.
Gig Harbor, Washington

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Abraham & Co., Inc. as of December 31, 2018, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Abraham & Co., Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Abraham & Co., Inc.'s management. Our responsibility is to express an opinion on Abraham & Co., Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Abraham & Co., Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of Abraham & Co., Inc.'s financial statements. The supplemental information is the responsibility of Abraham & Co., Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the


1785 West Printers Row
Salt Lake City, Utah 84119
(801) 972-4800

50 West Broadway, Suite 600
Salt Lake City, UT 84101
(801) 532-7800

5974 South Fashion Pointe Dr., Suite 120
South Ogden, UT 84403
(801) 479-4800

873 North Cleveland Avenue
Loveland, Colorado 80537
(303) 577-4800

2702 N. Loop 1604 E., Ste. 202
San Antonio, TX 78232
(210) 979-0055

supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Haynie & Co

Haynie & Company

We have served as Abraham & Co., Inc.'s auditor since 2015.
Littleton, Colorado
February 25, 2019

ABRAHAM & CO., INC.
Statement of Financial Condition

	December 31, 2018
ASSETS	
CURRENT ASSETS	
Cash	$ 1,909
Cash deposit with clearing organization	10,658
Due from affiliate and related party	6,695
Refunds receivable	655
Prepaid expenses and other current assets	511
Marketable securities at fair value	80
Investment in affiliate company at fair value	33,794
Total Current Assets	54,302
Equipment, trademark and software at cost, net of accumulated depreciation of $10,988	3,728
Total Assets	$ 58,030
LIABILITIES AND STOCKHOLDER'S EQUITY	
CURRENT LIABILITIES	
Accounts payable, accrued expenses, and other liabilities	$ 4,084
Total Current Liabilities	4,084
STOCKHOLDER'S EQUITY	
Common stock, $1.00 par value, authorized 20,000 shares, issued 12,800 shares	12,800
Additional paid-in capital	241,243
Accumulated deficit	(200,097)
Total Stockholder's Equity	53,946
TOTAL CURRENT LIABILITIES AND STOCKHOLDER'S EQUITY	$ 58,030

The accompanying notes are an integral part of these financial statements.

ABRAHAM & CO., INC.
Statement of Operations

	For the Year Ended December 31, 2018
REVENUES	
Commissions	$ 1,814
Interest income	1,828
Administrative fees charged to related parties	18,000
Total Revenue	21,642
OPERATING EXPENSES	
General and administrative expense	28,746
Contract services	1,500
Commission expense	147
Depreciation	1,297
Unrealized loss on marketable securities	191
Unrealized loss on marketable securities on investment in affiliate company	12,888
Total Operating Expenses	44,769
LOSS BEFORE OTHER EXPENSES AND INCOME TAX EXPENSE	(23,127)
OTHER EXPENSE	
Interest expense	66
Total Other Expense	66
LOSS BEFORE INCOME TAXES	(23,193)
INCOME TAX EXPENSE	-
NET LOSS	$ (23,193)
BASIC AND DILUTED LOSS PER SHARE	$ (1.81)
WEIGHTED AVERAGE SHARES OUTSTANDING	12,800

The accompanying notes are an integral part of these financial statements.

ABRAHAM & CO., INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2018

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
	Shares	Amount			
Balance at December 31, 2017	12,800	$ 12,800	$ 241,243	$ (176,904)	$ 77,139
Net loss for year ended December 31, 2018	-	-	-	(23,193)	(23,193)
Balance at December 31, 2018	12,800	$ 12,800	$ 241,243	$ (200,097)	$ 53,946

The accompanying notes are an integral part of these financial statements.

7

ABRAHAM & CO., INC.
Statement of Cash Flows

	For the Year Ended December 31, 2018
CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (23,193)
Adjustments to reconcile net loss to net cash used by operating activities:	
Depreciation expense	1,297
Unrealized loss on investment in affiliate company	12,888
Unrealized loss on marketable securities	191
Changes in operating assets and liabilities:	
Increase in clearing deposit	(41)
Increase in commissions receivable	(558)
Decrease in due from affiliate and related party	(8,285)
Decrease in accounts payable and accrued expenses	(1,269)
Net Cash Used by Operating Activities	(18,970)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of investment in affiliate company	(772)
Purchase of trademark asset	(623)
Net Cash Used in Investing Activities	(1,395)
NET DECREASE IN CASH	(20,365)
CASH, BEGINNING OF YEAR	22,274
CASH, END OF YEAR	$ 1,909
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
CASH PAID FOR:	
Interest	$ 66
Income taxes	$ -
NON-CASH INVESTING ACTIVITY:	
Marketable securities in affiliate company received for accounts receivable	$ 25,590

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Abraham & Co., Inc., a Washington corporation, is registered with the Securities and Exchange Commission as a broker/dealer under the Securities Exchange Act of 1934 and with the State of Washington as a Registered Investment Advisor. The Company engages almost exclusively in fee-based investment advisory to the Company's retail clientele and to a much lesser degree, the general retail securities business. It also provides management and administrative services to a related entity. The Company's source of customers is through its sole employee who is also the Company's sole stockholder. The Company has one office located in Gig Harbor, Washington.

All securities transactions, with the exception of concessions transactions (private placements) are cleared through another broker/dealer on a fully disclosed basis. The Company does not receive or hold funds of private placement subscribers or securities of issuers, and does not hold client/customer funds or securities.

Income and Expense Recognition

The Company records income and expense on the accrual basis. Commission revenue and expense, net of clearing fees, are reflected in these financial statements on a trade date basis.

Securities Transactions

The Company has classified all marketable securities as trading. As such, all securities are carried at fair market value. Gains or losses are determined using a first-in-first-out valuation methodology.

During the year ended December 31, 2018, the Company recorded an unrealized loss of $191 on its marketable securities and an unrealized loss of $12,888 on its investment in an affiliate company.

Fair Value Financial Instruments

Accounting Series Codification 820, *Fair Value Measurements* (ASC 820) and ASC 825, *Financial Instruments* (ASC 825), requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. It establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. It prioritizes the inputs into three levels that may be used to measure fair value:

Level 1 - Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 - Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets

or liabilities in active markets; quoted prices for identical assets or liabilities in markets with

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fair Value Financial Instruments (Continued)

insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 - Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Company's financial instruments consist principally of cash, short-term receivables, marketable securities, accounts payable and accrued liabilities. Pursuant to ASC 820 and 825, the fair value of cash and trading marketable securities are determined based on "Level 1" inputs, which consist of quoted prices in active markets for identical assets. The recorded values of all other financial instruments approximate their current fair values because of their nature and respective maturity dates or durations.

The following table sets forth by level with the fair value hierarchy the Company's financial assets and liabilities measured at fair value on December 31, 2018:

	Level 1	Level 2	Level 3	Total
Assets				
Marketable Securities	$ 80	$ -	$ -	$ 80
Investment in affiliate company	$ 33,794	$ -	$ -	$ 33,794

Recently Issued Accounting Pronouncements

The Company does not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on our accompanying financial statements.

Federal Income Taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax assets are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Federal Income Taxes (Continued)

The provision (benefit) for income taxes for the year ended December 31, 2018 consists of the following:

Federal:		
Current	$	-
Deferred		-
	$	-

The net deferred tax assets consists of the following components at December 31, 2018:

Net operating loss carryforward	$	4,018
Depreciation		184
Valuation allowance		(4,202)
Net deferred tax asset	$	-

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rates of 21% to pretax income from continuing operations for the year ended December 31, 2018 due to the following:

Book loss	(4,870)
Unrealized loss on marketable securities	2,747
Depreciation	184
Meals and entertainment	3
Valuation allowance	1,936
Provision for federal income tax	$ -

Cash and Cash Equivalents

The Company considers money market mutual funds and all highly liquid debt instruments with original maturities of three months or less to be cash equivalents for purposes of the statement of cash flows.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of between three and seven years.

Receivable from Clearing Organization, Net

Amounts receivable from the Company's clearing organization consist of the net amounts receivable for commissions.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - BASIC INCOME PER SHARE

Basic income per share of common stock was computed by dividing the net income by the weighted average number of common shares outstanding for the year. Diluted income per share is not presented because the Company has not issued any potentially dilutive common shares. The weighted average number of common shares outstanding for the year ended December 31, 2018, was 12,800.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $9,905 which was $4,905 in excess of its required net capital of $5,000.

NOTE 4 - POSSESSION OR CONTROL REQUIREMENTS

The Company adheres to the exemptive provisions of SEC Rule 15c3-3 (k)(2)(i) by sending all funds and securities to the correspondent broker/dealer who carries the customer accounts. Therefore, the Company does not hold or have any possession or control of customer funds or securities.

NOTE 5 - RELATED PARTY TRANSACTIONS

The sole shareholder of the Company has a controlling interest in, and is president of, another corporation. During the year ended December 31, 2018, the Company earned $18,000 in administrative fees for services provided to this corporation.

During March 2018, the Company accepted 127,952 shares of common stock of an affiliate company in payment of $23,805 in affiliate entity receivables.

During October 2018, the Company purchased 5,000 shares of affiliate company stock at $0.15 per share, or $772.

NOTE 6 - SUBSEQUENT EVENTS

Management performed an evaluation of Company activity through February 25, 2019 and has concluded that there are no further events requiring disclosure through the date these financial statements are issued.

ABRAHAM & CO., INC.
Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934
December 31, 2018

ABRAHAM & CO., INC.
Schedule I
Computation under Rule 15c3-3 of the
Securities and Exchange Commission

COMPUTATION OF NET CAPITAL

Total stockholders' equity	$	53,946
Non-allowable assets:,		
Fixed assets net of accumulated depreciation		(3,728)
Prepaid assets		(511)
Due from affiliate		(6,695)
Due from brokers		(655)
Unmarketable securities		(24,020)
Other deductions pursuant to subparagraph (c)(2)(i) of Rule 15c3-1		(8,432)
Net Capital	$	9,905

ABRAHAM & CO., INC.
Schedule II
Computations of Aggregate Indebtedness

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:
Accounts payable, accrued expenses, and other liabilities | $ | 4,084

Aggregate Indebtedness | $ | 4,084

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness) | $ | 272

Minimum dollar net capital requirement of reporting broker or dealer | $ | 5,000

Net capital requirement (greater of above two minimum requirement amounts) $ | 5,000

Net capital in excess of required minimum | $ | 4,905

Ratio: Aggregate indebtedness to net capital | 41.23

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital as reported in Company's Part II FOCUS report | $ | 9,905

Net Capital Per Above | $ | 9,905

ABRAHAM & CO., INC.
Schedule III
Exemptive Provision Under Rule 15c3-3
For the Year Ended December 31, 2018

If an Exemption from Rule 15c3-3 is claimed, identify below the Section upon which such exemption is based (check only one):

A. $2,500 Capital Category, As per rule 15c3-1   _____

B. Special Account for the exclusive benefit of Customer's maintained   _____

C. All customer transactions cleared through another Broker-Dealer on a
    fully disclosed basis. Name of Clearing Firm Hilltop Securities, Inc.   _____X_____

D. Exempted by order of the Commission   _____

Abraham & Co., Inc.
EXEMPTION REPORT
2018

Abraham & Co., Inc. ("Company") is a registered Broker/Dealer subject to SEC Rule 17a5(d)(i)(B)(2) (the "Rule"). This Exemption Report was prepared as required by the Rule. To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the provisions 17 C.F.R. 240.15c3-3 (k)(2)(i).

2. The Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3(k) throughout its most recent fiscal year without exception.

Abraham & Co., Inc.

I, Kye Abraham, swear (or affirm) that to the best of my knowledge and belief, the above Exemption Report is true and correct.

By: ___Kye A Abraham___ Date: __2/26___, 2019

Digitally signed by Kye A Abraham
DN: cn=Kye A Abraham, o=Abraham & Co. Inc., ou=President, email=abeco@abrahamco.com, c=US
Date: 2019.02.26 10:07:11 -08'00'

Title: President



Haynie & Company

Certified Public Accountants (a professional corporation)
1221 West Mineral Ave, Ste. 202 Littleton, Colorado 80120-4544 (303) 734-4800 Fax (303) 795-3356

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Exemption Report Review

To the Members of the Firm
of Abraham & Co., Inc.

We have reviewed management's statements, included in the accompanying Schedule III, in which (1) Abraham & Co., Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Abraham & Co., Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Abraham & Co., Inc. stated that Abraham & Co., Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Abraham & Co., Inc's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Abraham & Co., Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Haynie & Co

Haynie & Company
Littleton, Colorado
February 25, 2019


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1785 West Printers Row	50 West Broadway, Suite 600	5974 South Fashion Pointe Dr., Suite 120	873 North Cleveland Avenue	2702 N. Loop 1604 E., Ste. 202
Salt Lake City, Utah 84119	Salt Lake City, UT 84101	South Ogden, UT 84403	Loveland, Colorado 80537	San Antonio, TX 78232
(801) 972-4800	(801) 532-7800	(801) 479-4800	(303) 577-4800	(210) 979-0055